SunAmerica Asset

Management, LLC

Harborside Financial Center

3200 Plaza 5

Jersey City NJ 07311-4992

201.324.6378

201.324.6364 Fax

thomas.peeney@sunamerica.com

Thomas D. Peeney

Vice President & Assistant General Counsel

January 23, 2017

VIA EDGAR

Mr. David Manion

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4720

Re:	VALIC Company II (File No. 811-08789) (the “Registrant”) –

Annual Report on Form N-CSR for the fiscal year ended August 31, 2016

Dear Mr. Manion:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on December 15, 2016 via telephone, with respect to the Registrant’s filing on Form N-CSR for the reporting period noted above, including Post-Effective Amendment No. 29 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 31 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “Registration Statement”), filed on December 29, 2016.

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. The series of the Registrant may be referred to herein individually as a “Fund” and collectively, as the “Funds.” Defined terms, unless otherwise defined herein, have the meanings given them in the Registrant’s Form N-CSR or the Registration Statement, as applicable.

Comment 1:        Comment on the Registration Statement on Form N-1A – Derivatives Disclosure. To the extent that a Fund invests in derivatives, including the High Yield Bond Fund, Small Cap Value Fund, Socially Responsible Fund and Strategic Bond Fund, please ensure that the Registration Statement disclosure is consistent with prior Staff guidance regarding the use of derivatives. If investing in derivatives is a principal strategy of a Fund, please specifically disclose such strategy, along with attended risks, in the Prospectus. If investing in derivatives is a non-principal strategy of a Fund, the strategy and risks should be discussed in the Statement of Additional Information. See the Staff’s observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (the “Barry Miller Letter”).

Response:        The Registrant has considered the Staff observations concerning derivatives disclosure set forth in the Barry Miller Letter and believes that the applicable disclosure for each Fund, as applicable, is consistent with such guidance.

Comment 2:        Management’s Discussion of Fund Performance (“MDFP”) – Mid Cap Value Fund. With respect to the MDFP disclosure for the Mid Cap Value Fund, the Staff notes that Boston Partners’ commentary states that “stock selection was the primary contributor to the Fund’s outperformance versus the benchmark.” The Staff notes, however, that the Fund had actually underperformed relative to its benchmark. Boston Partners’ commentary should have clarified that the “sleeve” it managed outperformed during the period. For future filings, please ensure that the commentary is enhanced, to the extent necessary, to clarify that the relevant commentary relates to a “sleeve,” and not the Fund as whole.

Response:        Although the Registrant acknowledges the Staff’s comment, it notes that the heading for Boston Partners’ commentary is captioned “[a] discussion with Robeco Investment Management, Inc. d/b/a Boston Partners – regarding their portion of the Fund.” In future filings, the Registrant will ensure that the commentary for the Mid Cap Value Fund, including all other multi-managed Funds, will be enhanced, as appropriate, to clarify that the relevant manager’s commentary only relates to the respective sleeve(s) of the Fund(s) that it manages.

Comment 3:        MDFP Disclosure with Respect to Derivatives. The Staff notes that the use of derivatives significantly contributed to the performance of certain Funds. With respect to the MDFP commentary for these Funds, please ensure that the MDFP disclosure is consistent with the Staff’s observations concerning derivatives-related disclosures included in fund shareholder reports and financial statements set forth in the Barry Miller Letter. In particular, the Staff notes that the MDFP should include commentary if a Fund’s performance was materially affected by derivatives. Similarly, if a Fund’s use of derivatives did not contribute to performance from a materiality standpoint, the Staff notes that the MDFP commentary should not disclosure the use of such derivatives.

Response:        In connection with the preparation of the MDFP, the Registrant reviews the impact of each type of derivative on the overall performance of a Fund. If a derivative’s impact is material to the Fund’s total return, the MDFP will discuss the effect of that derivative on the Fund’s performance. In addition, the MDFP commentary may discuss the impact of derivatives on a Fund’s performance if investing in derivatives is part of the Fund’s investment strategy. The Registrant notes that the MDFP commentary for the High Yield Bond Fund and the Socially Responsible Fund included derivatives-related disclosures, although the Funds’ use of derivatives was not material. For future filings, the Registrant will include derivatives-related disclosures in the MDFP commentary only to the extent necessary, consistent with the Barry Miller Letter.

Comment 4:        Expense Waivers. With respect to the Funds’ contractual expense limitations, please indicate whether the contractual waivers are subject to recoupment. If so, please: (i) disclose the terms under which fees previously waived/reimbursed may be recouped; (ii) confirm that any amount subject to recoupment is limited to the lesser of the expense cap in place at the time of the waiver and at the time of recoupment; and (iii) confirm that any recoupment is limited to three years from the date of the waiver/reimbursement.

Response:         The Registrant’s contractual fee waivers and/or expense reimbursements are not subject to recoupment.

Comment 5:        “To be announced” (“TBA”) Mortgage-Backed Securities – Core Bond Fund and the Strategic Bond Fund. During the fiscal year ended August 31, 2016, the Core Bond Fund and the

Strategic Bond Fund entered into dollar rolls using TBA mortgage-backed securities (“TBA Rolls”). Please confirm that the Funds’ participation in the TBA Rolls is consistent in applying Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2014-11, Transfers and Servicing (Topic 860). In particular, please confirm as it relates to ASC 860 10-55-17 (TBA transactions) and ASC 860 10-55-59 (effective control).

Response:        The Registrant enters exclusively into the type of TBA Roll transactions where existing securities are not transferred, as referenced in ASC 860-10-55-17 (TBA transactions). Since the Registrant does not transfer existing securities under TBA Roll transactions, as described in ASC 860-10-55-59 (effective control), this Subtopic does not apply.

Comment 6:        Delayed Delivery Transactions. In future reports, for delayed delivery transactions, please consider separately disclosing the receivables or amounts payable for delayed delivery transactions as a separate component on the balance sheet, or disclosing in the notes to financial statements (e.g., TBA transactions).

Response:        For future shareholder reports, securities purchased or sold on a delayed delivery basis will be disclosed in separate line items in the assets and liabilities sections of the balance sheet.

Comment 7:        Availability of Prospectus/Shareholder Reports Online – Aggressive Growth, Conservative Growth and Moderate Growth Lifestyle Funds. For the Registrant’s three fund-of-funds, the Staff notes that there is a footnote in each Fund’s Portfolio of Investments (the “POI”) that states the following: “The [Aggressive Growth, Conservative Growth and Moderate Growth Lifestyle Funds] invest in various VALIC Company I or VALIC Company II Funds, some of which are not presented in this report. Additional information on the underlying funds including such fund’s prospectuses and shareholder reports is available at our website, www.valic.com.” The Staff notes, however, that the shareholder reports are not posted to the website referred to in the POI (the “Website”).

Response:        The Registrant notes that the cross-references for additional information on the underlying funds that are contained in the POI are accurate, and respectfully submits that the shareholder reports for the underlying funds are available for viewing on the Website.

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We believe this submission fully responds to the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (201) 324-6378.

Very truly yours,

/s/Thomas D. Peeney

Thomas D. Peeney, Esq.

cc:	Gregory Kingston

John T. Genoy

Kathleen D. Fuentes, Esq.

Margery Neale, Esq., Willkie Farr & Gallagher LLP

Elliot Gluck, Esq., Willkie Farr & Gallagher LLP

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